July 18, 2024

Youngtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Finance Center, No. 5033 Yitian Road
Futian District, Shenzhen,
Guangdong, 518000, People   s Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Forms 20-F and 20-F/A for the year ended December 31, 2023 File No. 001-39147
Dear Youngtao Luo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Shuang Zhao